06013854

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 2 3 2006 WASH. DC SECTION 199

Date	May 11, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated :

May 11, 2006 **VNU CONFIRMS STATUS OF SUPERVISORY AND EXECUTIVE BOARDS**

With kind regards,
VNU bv

Marianne Damad

PROCESSED
MAY 3 1 2006
THOMSON FINANCIAL

dlw 5/31

1.1.001 02.99

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

ADR FILE NR 82-2876

Press release

Date May 11, 2006

VNU CONFIRMS STATUS OF SUPERVISORY AND EXECUTIVE BOARDS

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, today confirmed the status of its Supervisory Board and Executive Board in connection with comments made last week in *The Wall Street Journal*.

The Supervisory Board and Executive Board continue to believe that the offer of Valcon Acquisition B.V. (Valcon) for VNU is in the best interests of all stakeholders and remain confident that the transaction will be concluded successfully.

In the event Valcon's offer for VNU is not successful, the company confirms that, in line with statements made at the April 18 Extraordinary General Meeting, changes to the composition of the Supervisory Board and Executive Board are likely, but no formal decisions have been made in that regard. VNU emphasizes that, under such a scenario, the Supervisory Board and Executive Board would continue to fulfill their fiduciary obligations and take proper steps to ensure an orderly transition to new leadership.

This is a release in accordance with section 9b, par.1, of the Dutch Securities Trading Supervision Decree (Besluit toezicht effectenverkeer 1995).

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031